Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (808) 546-3442 brian.tanner@hawaiiantel.com	Media Contact: Scott Simon, Hawaiian Telcom (808) 546-5466 scott.simon@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Third Quarter 2012 Results

Strong Hawaiian Telcom TV Results Drive Growth in Consumer Revenues

HONOLULU (Thursday, November 8, 2012) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its third quarter ended September 30, 2012.  The highlights and other recent developments are as follows:

•                  Revenue totaled $96.6 million, resulting in Adjusted EBITDA(1) of $30.9 million, consistent with the same period a year ago.

•                  Generated net income of $5.6 million, or $0.52 per diluted share for the quarter, recording its eighth consecutive quarter of profitability.

•                  Consumer revenues increased sequentially for the second consecutive quarter to $34.5 million, driven by a 48 percent increase in video revenue.

•                  Business revenues increased 1 percent year-over-year to $41.6 million driven by a 6.3 percent increase in business high-speed Internet (HSI) subscribers as well as higher equipment sales.

•                  Hawaiian Telcom TV subscriber penetration increased to over 14 percent of the approximately 59,400 households enabled, up from over 12 percent of the approximately 50,100 households enabled at the end of the second quarter.

•                  HSI subscribers increased 3.8 percent year-over-year to 105,800, driven by consumer and business bundle offers.

“Our quarterly results continue to show positive momentum in our key next-generation services,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “The success of Hawaiian Telcom TV continues to be a strong catalyst driving our second consecutive quarter of sequential growth in consumer revenues.  We expanded the number of video subscribers by 33 percent in the quarter, increasing the penetration of homes enabled to more than 14 percent, and further enhanced our product offering by introducing new premium content as well as innovative features like TV Everywhere.”

“In the business markets, our IP-based services continue to grow as we transition from legacy products to next-generation services like switched Ethernet, IP-VPN and dedicated Internet access, which now make up over 50 percent of business data revenues.  In our wholesale business, we continued our deployment of fiber facilities to enable 4G capabilities to wireless cell sites and now have 220 sites completed, and we are starting to upgrade certain of the earlier sites to higher bandwidth circuits driven by the increased demand for network capacity from certain wireless carriers.

“Our results reflect continued progress in executing our strategic plan and we remain focused on further improving performance in our key areas of growth to drive long-term shareholder value,” concluded Yeaman.

Third Quarter 2012 Results

Third quarter revenue was $96.6 million, compared to $97.0 million in the third quarter of 2011.  Revenue growth in the quarter, driven by video, HSI and higher levels of equipment sales, was offset by a 5.6 percent decline in access lines.  Adjusted EBITDA was $30.9 million, consistent with the same period a year ago.  The Company generated net income of $5.6 million, or $0.52 per diluted share for the quarter, down from $7.4 million or $0.68 per diluted share in the third quarter of 2011, primarily due to a $1 million increase in depreciation and amortization due to significant investments made to its broadband network.

Business Revenue

Third quarter business revenue totaled $41.6 million, up 1.3 percent from the same period a year ago, primarily due to a $1.6 million year-over-year increase in equipment and managed services revenue, mostly related to the sale and installation of a $2.6 million integrated communication solution to a large Hawaii-based private school.  Also contributing to the increase was higher business HSI revenue as a result of a 6.3 percent year-over-year increase in business HSI subscribers to approximately 18,300.  These increases were partially offset by a decline in voice revenue related to the 2.1 percent and 1.8 percent year-over-year secular decline in business access and long distance lines, respectively.

Consumer Revenue

Third quarter consumer revenue totaled $34.5 million, up from $34.4 million in the second quarter of 2012, and flat compared to the third quarter of 2011, as revenue growth from the Company’s Hawaiian Telcom TV service continues to mitigate the impact of access lines losses and positions Hawaiian Telcom TV to drive overall revenue growth.

Video service revenue grew to $1.5 million for the quarter, up from $1 million in the second quarter of 2012 driven by a 33 percent sequential increase in the number of subscribers in the quarter to approximately 8,400.  For the quarter, approximately 9,300 additional homes were enabled, increasing the number of homes enabled to approximately 59,400, resulting in subscriber penetration of over 14 percent, up from over 12 percent at the end of the second quarter.

Consumer HSI revenue was also up for the quarter led by a 3.5 percent year-over-year increase in consumer HSI subscribers to approximately 86,600, which was primarily driven by high HSI pull through rates for new video subscribers.  As of September 30, 2012, approximately 55 percent of total video subscribers have a triple-play and 92 percent have a double-play.  Increases driven by next-generation consumer video and HSI services were offset by the decline in legacy consumer access and long distance lines of 8.5 percent and 7.5 percent, respectively.

Wholesale Revenue

Third quarter wholesale revenue totaled $17.6 million, down 2.1 percent from the same period a year ago.  Wholesale carrier data revenue increased 1 percent year-over-year to $15.7 million, due to growth from Ethernet circuits provisioned over the new fiber builds and upgrades to certain existing Ethernet circuits, as well as a decline in the number of legacy circuit disconnects.  Switched carrier access revenue declined 8.1 percent year-over-year to $2.2 million, largely attributable to the overall decline in access lines and minutes of use, as well as the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization and one-time charges, decreased 1 percent to $66.3 million, primarily due to a decline in wages and employee benefit costs on lower headcount and lower costs related to various IT contracts, mostly offset by increased direct cost of goods related to video and higher levels of equipment sales.

Capital expenditures totaled $61.0 million for the nine-months ended September 30, 2012, up from $55.2 million for the nine-month period a year ago, due primarily to investments in broadband network infrastructure and expansion of video enabled households.  Overall, total capital expenditures for 2012 are expected to be consistent with 2011 levels.

At the end of third quarter 2012, the Company had $65.4 million in cash and cash equivalents compared to $82.1 million at the end of 2011.  The reduction is primarily related to $14.7 million of costs associated with the refinancing of the Company’s $300 million term loan in February 2012, temporary uses of working capital and higher capital expenditures.  Net Debt(2) was $230.6 million, resulting in a Net Debt to Adjusted EBITDA ratio as of September 30, 2012 of 1.95x.

Conference Call

The Company will host a conference call to discuss its third quarter 2012 results at 9:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time), on Thursday, November 8, 2012.

To access the call, participants should dial (866) 543-6411 (US/Canada), or (617) 213-8900 (International), ten minutes prior to the start of the call and enter passcode 12958019.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) November 15, 2012.  Access the replay by dialing (888) 286-8010 and entering passcode 35772697.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 35772697.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including wireless, wireline and Internet services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; Hawaiian Telcom’s ability to develop and launch new products and services, including video services; and risks relating to the proposed Wavecom acquisition. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2011 Annual Report on Form 10-K. The information contained in this release is as of November 8, 2012. It is possible that subsequent events and developments may cause estimates to change.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM), headquartered in Honolulu, is Hawaii’s leading provider of integrated communications solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, and non-cash stock compensation.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Operations

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Operating revenues	$96,647	$97,040	$288,910	$296,290

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	41,176	39,055	121,407	121,585
Selling, general and administrative	26,547	28,066	82,567	88,584
Depreciation and amortization	18,023	17,086	51,965	47,603

Total operating expenses	85,746	84,207	255,939	257,772

Operating income	10,901	12,833	32,971	38,518

Other income (expense):
Interest expense	(5,490)	(6,364)	(16,890)	(18,858)
Loss on early extinguishment of debt	—	—	(5,112)	—
Interest income and other	10	21	28	51

Total other expense	(5,480)	(6,343)	(21,974)	(18,807)

Income before reorganization items and income tax benefit	5,421	6,490	10,997	19,711

Reorganization items	—	(70)	—	880

Income before income tax benefit	5,421	6,560	10,997	18,831

Income tax benefit	(194)	(813)	(346)	(813)

Net income	$5,615	$7,373	$11,343	$19,644

Net income per common share -
Basic	$0.55	$0.73	$1.11	$1.94
Diluted	$0.52	$0.68	$1.06	$1.80

Weighted average shares used to compute net income per common share -
Basic	10,246,335	10,138,795	10,230,719	10,138,358
Diluted	10,708,454	10,775,318	10,658,517	10,921,717

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	September 30,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$65,409	$82,063
Receivables, net	36,738	37,712
Material and supplies	10,343	8,190
Prepaid expenses	5,331	4,107
Other current assets	3,503	2,127
Total current assets	121,324	134,199
Property, plant and equipment, net	491,863	482,371
Intangible assets, net	38,698	40,745
Other assets	9,379	4,457

Total assets	$661,264	$661,772

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$3,000	$2,600
Accounts payable	30,340	24,785
Accrued expenses	18,414	23,811
Advance billings and customer deposits	15,652	14,672
Other current liabilities	3,945	3,649
Total current liabilities	71,351	69,517
Long-term debt	292,959	297,400
Employee benefit obligations	110,779	155,428
Other liabilities	3,700	3,231
Total liabilities	478,789	525,576

Commitments and contingencies (Note 12)

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,246,635 and 10,190,526 shares issued and outstanding at September 30, 2012 and December 31, 2011, respectively	102	102
Additional paid-in capital	165,618	164,328
Accumulated other comprehensive loss	(23,872)	(57,518)
Retained earnings	40,627	29,284
Total stockholders’ equity	182,475	136,196

Total liabilities and stockholders’ equity	$661,264	$661,772

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Nine Months Ended
	September 30,
	2012	2011

Cash flows from operating activities:
Net income	$11,343	$19,644
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	51,965	47,603
Loss on early extinguishment of debt	5,112	—
Employee retirement benefits	(11,001)	(7,846)
Provision for uncollectibles	2,526	1,507
Reorganization items	—	880
Stock based compensation	1,343	1,489
Changes in operating assets and liabilities:
Receivables	(1,552)	1,884
Material and supplies	(2,153)	(103)
Prepaid expenses and other current assets	(2,600)	3,491
Accounts payable and accrued expenses	1,768	(8,960)
Advance billings and customer deposits	980	(858)
Other current liabilities	296	974
Other	1,021	(1,059)
Net cash provided by operating activities before reorganization items	59,048	58,646
Operating cash flows used by reorganization items	—	(2,222)
Net cash provided by operating activities	59,048	56,424

Cash flows from investing activities:
Capital expenditures	(61,019)	(55,156)
Net cash used in investing activities	(61,019)	(55,156)

Cash flows from financing activities:
Repayment of debt including premium	(306,000)	—
Proceeds from borrowing	295,500	—
Loan refinancing costs	(4,130)	—
Taxes paid related to net share settlement of equity awards	(53)	—
Proceeds from sale of common stock	—	50
Repayments of capital lease	—	(582)
Net cash used in financing activities	(14,683)	(532)

Net change in cash and cash equivalents	(16,654)	736
Cash and cash equivalents, beginning of period	82,063	81,647

Cash and cash equivalents, end of period	$65,409	$82,383

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$17,054	$18,858
Non-cash investing activities - receipt of equipment for settlement of receivable for capital lease	—	2,250

Hawaiian Telcom Holdco, Inc.

Quarterly Revenue by Category and Channel

(Unaudited, dollars in thousands)

For Three Months

	Three Months Ended
	September 30,		Change
	2012	2011	Amount	Percentage

Wireline Services
Local voice services	$35,257	$36,902	$(1,645)	-4.5%
Network access services
Business data	4,600	4,700	(100)	-2.1%
Wholesale carrier data	15,676	15,586	90	0.6%
Subscriber line access charge	9,619	9,802	(183)	-1.9%
Switched carrier access	2,226	2,423	(197)	-8.1%
	32,121	32,511	(390)	-1.2%
Long distance services	6,735	7,777	(1,042)	-13.4%
High-Speed Internet	9,013	8,920	93	1.0%
Video	1,528	67	1,461	NA
Equipment and managed services	8,715	7,114	1,601	22.5%
Other	2,472	2,679	(207)	-7.7%
	95,841	95,970	(129)	-0.1%
Wireless	806	1,070	(264)	-24.7%
	$96,647	$97,040	$(393)	-0.4%

Channel
Business	$41,618	$41,072	$546	1.3%
Consumer	34,486	34,210	276	0.8%
Wholesale	17,634	18,009	(375)	-2.1%
Other	2,909	3,749	(840)	-22.4%
	$96,647	$97,040	$(393)	-0.4%

For Nine Months

	Nine Months Ended
	September 30,		Change
	2012	2011	Amount	Percentage

Wireline Services
Local voice services	$106,684	$110,980	$(4,296)	-3.9%
Network access services
Business data	14,152	13,626	526	3.9%
Wholesale carrier data	47,310	48,265	(955)	-2.0%
Subscriber line access charge	29,211	30,065	(854)	-2.8%
Switched carrier access	6,861	7,464	(603)	-8.1%
	97,534	99,420	(1,886)	-1.9%
Long distance services	21,342	24,428	(3,086)	-12.6%
High-Speed Internet	26,948	26,466	482	1.8%
Video	3,060	67	2,993	NA
Equipment and managed services	23,604	23,700	(96)	-0.4%
Other	7,168	7,953	(785)	-9.9%
	286,340	293,014	(6,674)	-2.3%
Wireless	2,570	3,276	(706)	-21.6%
	$288,910	$296,290	$(7,380)	-2.5%

Channel
Business	$123,481	$125,413	$(1,932)	-1.5%
Consumer	102,778	103,919	(1,141)	-1.1%
Wholesale	53,903	55,729	(1,826)	-3.3%
Other	8,748	11,229	(2,481)	-22.1%
	$288,910	$296,290	$(7,380)	-2.5%

Hawaiian Telcom Holdco, Inc.

Schedule of Quarterly Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Net income	$5,615	$7,373	$11,343	$19,644
Income tax benefit	(194)	(813)	(346)	(813)
Interest expense and other income and expense, net	5,480	6,343	21,974	18,807
Reorganization items	—	(70)	—	880
Depreciation and amortization	18,023	17,086	51,965	47,603
Non-cash stock compensation	503	517	1,343	1,489
EBITDA	29,427	30,436	86,279	87,610
Non-recurring costs	694	456	1,655	1,504
Severance and lease termination costs	752	—	752	2,200

Adjusted EBITDA	$30,873	$30,892	$88,686	$91,314

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of September 30, 2012	$295,959
Less cash on hand	(65,409)
Total Net Debt as of September 30, 2012	$230,550

LTM Adjusted EBITDA as of September 30, 2012	$118,443

Total Net Debt to Adjusted EBITDA	1.95x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

September 2012 compared to September 2011

	September 30,	September 30,	Change
	2012	2011	Number	Percentage

Voice access lines
Residential	207,732	227,064	(19,332)	-8.5%
Business	185,849	189,927	(4,078)	-2.1%
Public	4,467	4,657	(190)	-4.1%
	398,048	421,648	(23,600)	-5.6%

High-Speed Internet lines
Residential	86,570	83,636	2,934	3.5%
Business	18,260	17,176	1,084	6.3%
Wholesale	1,014	1,164	(150)	-12.9%
	105,844	101,976	3,868	3.8%

Long distance lines
Residential	128,760	139,193	(10,433)	-7.5%
Business	75,529	76,895	(1,366)	-1.8%
	204,289	216,088	(11,799)	-5.5%

Video
Subscribers	8,444	470	7,974	NA
Homes Enabled	59,422	NA	NA	NA

September 2012 compared to June 2012

	September 30,	June 30,	Change
	2012	2012	Number	Percentage

Voice access lines
Residential	207,732	212,668	(4,936)	-2.3%
Business	185,849	185,574	275	0.1%
Public	4,467	4,493	(26)	-0.6%
	398,048	402,735	(4,687)	-1.2%

High-Speed Internet lines
Residential	86,570	86,021	549	0.6%
Business	18,260	17,990	270	1.5%
Wholesale	1,014	1,122	(108)	-9.6%
	105,844	105,133	711	0.7%

Long distance lines
Residential	128,760	131,082	(2,322)	-1.8%
Business	75,529	75,763	(234)	-0.3%
	204,289	206,845	(2,556)	-1.2%

Video
Subscribers	8,444	6,354	2,090	32.9%
Homes Enabled	59,422	50,149	9,273	18.5%